

Mail Stop 3561

October 25, 2007

Mr. Gino Chouinard
Chief Financial Officer
HearUSA, Inc.
1250 Northpoint Parkway
West Palm Beach, Florida 33407

> **RE: HearUSA, Inc.**
> **Form 10-K for Fiscal Year Ended December 30, 2006**
> **Filed April 6, 2007**
> **File No. 1-11655**

Dear Mr. Chouinard:

    We have reviewed the responses in your letter dated October 11, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Item 8. Financial Statements and Supplementary Data, page 36

Financial Statements, page 37

Notes Consolidated Financial Statements, page 44

Note 1. Description of the Company and Significant Accounting Policies, page 44

1.   We reviewed your response to comment three from our comment letter dated September 27, 2007. Please tell us in detail how you apply EITF 02-16 to the Siemens preferred pricing agreements. In this regard, your response simply states that your accounting policy for recognizing the rebate credits is to record the rebate credits when earned in each quarter as a reduction of costs of products sold. In addition, please tell us the facts and circumstances that support your conclusion that the impact of your accounting policy on inventory, and thus income, is immaterial. Refer to SAB Topics 1:M and 1:N.

Inventories, page 45

2.   We reviewed your response to comment five from our comment letter dated September 27, 2007. Please tell us how your policy of determining inventory costs solely on amounts directly charged by your manufactures complies with Statement 3 of Chapter 4 of ARB 43. Please specifically address your accounting for buying, freight, inspection and warehousing costs.

Goodwill and Other Intangible Assets, page 45

3.   We reviewed your response to comment six from our comment letter dated September 27, 2007. When a third-party appraisal firm is used and you refer to the third-party in your filing you must name and file the written consent of the third-party to whom you refer. Alternatively, do not refer to the third-party. See Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933. Please clarify your prior response.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 77

4.   We reviewed your response to comment ten from our comment letter dated September 27, 2007. You state that except as otherwise discussed in your financial statements there were no significant changes in your internal control over financial reporting during the most recently completed fiscal quarter that materially affected, or was reasonably like to materially affect, your internal control over financial reporting. In future filings please disclose any (emphasis added) change in internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule13a-15 or 15d-15 that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief